EXHIBIT 99.1

Allied Gold Announces Termination of Arrangement Agreement with Zijin Gold and a US$295 Million Strategic Investment in Allied Gold by Zijin Gold

TORONTO, July 29, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied” or the “Company”) announces that the previously announced arrangement agreement between the Company and Zijin Gold International Company Ltd. (“Zijin Gold”) (the “Arrangement Agreement”) has been terminated as both companies have concluded that there is no reasonable likelihood that the conditions relating to completion of the Transaction will be fulfilled by the outside date of July 29, 2026 (the “Outside Date”) or within any reasonable time thereafter. The Company, however, announces that Zijin Gold has agreed to make a strategic investment in Allied of approximately US$295 million, at a subscription price representing a premium to the current market price of the Company’s common shares on the Toronto Stock Exchange (“TSX”).

Termination of the Arrangement Agreement

In accordance with its terms, the Arrangement Agreement has been terminated effective as of today’s date. The parties have mutually agreed not to extend the Outside Date further, as they have determined that it is unlikely the closing conditions will be fulfilled within any reasonable time following the Outside Date. The termination of the Arrangement Agreement relates to broader external factors applicable to cross-border transactions of this scale.

Strategic Investment by Zijin Gold

Under the terms of a subscription agreement entered into today concurrently with the termination of the Arrangement (the “Subscription Agreement”), Zijin Gold has agreed to subscribe, on a non-brokered private placement basis, for approximately 12.8 million common shares of the Company (the “Subscription Shares”) at a price of C$32.55 per Subscription Share (the “Subscription Price”), for aggregate gross proceeds of approximately US$295 million (approximately C$417 million) (the “Strategic Investment”). The Subscription Price equals the 30-day volume-weighted average trading price of the Company’s common shares on the TSX as of July 27, 2026, and represents a premium to the current market price of the Company’s common shares. On completion of the Strategic Investment, Zijin Gold will hold approximately 9.2% of the issued and outstanding common shares of the Company.

Completion of the Strategic Investment is subject to the approval of the TSX and the New York Stock Exchange (the “NYSE”) and is expected to occur on or about August 10, 2026. The Subscription Agreement contains customary participation and top-up rights to allow Zijin Gold to maintain its pro rata interest in the Company. The Subscription Shares will be issued to Zijin Gold in a private placement under applicable Canadian and United States securities laws, and will be subject to a statutory hold period under applicable Canadian securities laws of four months and one day. In support of the Strategic Investment, Allied's Chairman and CEO and the Company's Vice Chairman have voluntarily agreed to enter into lock-up agreements for the same period as Zijin Gold’s statutory hold period in connection with the private placement.

The net proceeds of the Strategic Investment are expected to be used by the Company for the continued advancement of its growth initiatives, including operational optimizations, the completion and ramp-up of Kurmuk, the phased expansion of Sadiola, production increases at the CDI Complex, and exploration efforts across the Company’s portfolio.

Continued Growth and Value Creation

Since the beginning of the year, the Company has advanced initiatives that have improved and will continue to improve its production profile, expand mineral inventories, strengthen cash flow generation and advance its growth projects. The development of the Company’s Kurmuk Mine, with its start of operations expected in August and first gold following a few weeks thereafter, together with the ongoing optimization and growth initiatives at Sadiola, the previously announced extension of Bonikro’s mine life and continued growth in Mineral Reserves and Mineral Resources at the Côte d'Ivoire (CDI) Complex, continue to support the operational performance, scale, quality and longevity of the Company’s asset portfolio.

Stifel Nicolaus Canada Inc. has acted as financial advisor, providing market support and advice to the Company in connection with the Strategic Investment.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold is solidly on the path to becoming a mid-tier next-generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the timing for completion of the Strategic Investment;
  the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
  the Company’s expectations for the start of production at the Kurmuk Mine in the third quarter;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities;
  the Company’s expectations relating to the performance of its mineral properties; and
  the expected increase in Mineral Reserves and Mineral Resources.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development, operation and expansion of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with completing the Strategic Investment, including the approval of the TSX and NYSE; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein and in the Company’s most recent Annual Information Form, annual report on Form 40-F and management’s discussion and analysis and other public disclosure available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s transactions with Zijin Gold and the Company’s expected operational and expansion plans and performance as presented in this press release and objectives and may not be appropriate for other purposes.